No Act

P.E. 2/9/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008593

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 1_ 2016

Washington, DC 20549

February 12, 2016

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-12-16

Re: Time Warner Inc.
Incoming letter dated February 9, 2016

Dear Ms. Zyskowski:

This is in response to your letter dated February 9, 2016 concerning the shareholder proposal submitted to Time Warner by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated February 9, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

Client: 92415-00001

February 9, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a "proxy access" by-law requiring the Company to include in its proxy materials, prepared for a shareholder meeting at which directors are to be elected, the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. *See* Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Specifically, on January 28, 2016, the Board of Directors (the "Board") of the Company adopted amendments to the Company's By-laws (the "Amended By-laws") implementing proxy access (the "Proxy Access By-law"). As discussed below, the Proxy Access By-law compares favorably with and substantially implements the Proposal.

The Amended By-laws containing the Proxy Access By-law were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 2, 2016.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed by-law amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Due to the range of issues that need to be considered in the context of proposals requesting corporate governance changes that require by-law amendments, the "substantially implemented" standard of Rule 14a-8(i)(10) (as opposed to the former, "fully effected" standard) provides a reasonable and rational means to achieve Rule 14a-8(i)(10)'s objective. Thus, companies that have substantially implemented a shareholder proposal through a by-law amendment typically have addressed collateral issues that the shareholder proposal either does not address or that the shareholder proposal addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (avail. February 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10% ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board" be included in the by-laws and/or charter. In that case, General Dynamics planned to adopt a special meeting by-law that included (i) an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing shareholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting.

B. The Board's Adoption Of The Proxy Access By-law Substantially Implements The Proposal.

Proxy access is a complex issue. Because proxy access creates an entirely new right that implicates the interaction of state law nomination processes, Commission proxy rules, the intricacies of the beneficial ownership and proxy voting processes, and corporate governance considerations, by-laws implementing proxy access must address numerous substantive and procedural issues. This complexity was reflected in the text of the Commission's proxy access rule, Rule 14a-11 under the Exchange Act, which was 6,374 words long, counting "instructions" included in the rule but not counting the length of Schedule 14N or other rules that were adopted or amended at the same time that Rule 14a-11 was adopted. The Company's Proxy Access By-law is shorter than Rule 14a-11, at 3,985 words long, not counting conforming changes made to the advance notice provisions of the Amended By-laws to cross-reference or accommodate the Proxy Access By-law.

Likewise, virtually all of the 475 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponent. The proxy access provisions addressed in the Proposal can be grouped into 11 topics, some of which have multiple prongs. In order to compare the Company's Proxy Access By-law with the proxy access terms addressed in the Proposal, we have numbered the different proxy access terms in the Proposal on Exhibit B to this letter, and have highlighted the terms that reflect each of these topics in a copy of the Amended By-laws that is attached to this letter as Exhibit C. We also discuss each of these topics below. This comparison demonstrates that the terms of the Company's Proxy Access By-law "compare favorably with the guidelines of" the Proposal, and therefore substantially implement the Proposal within the meaning of established precedent under Rule 14a-8(i)(10).

- **#1—Adoption of Proxy Access By-law:**
  The "resolved" clause of the Proposal requests that the board adopt a "'proxy access' bylaw" and present it for shareholder approval. As discussed above, on January 28, 2016, the Board adopted the Proxy Access By-law, set forth at Article III, Section 15 of the Amended By-laws. *See* Exhibit C, beginning at page 12. Although the Proposal requests that the

by-law be put to a shareholder vote, Delaware law and the Company's Restated Certificate of Incorporation do not require by-law amendments to be approved by shareholders, and there are no substantive rights afforded by having such a by-law provision approved by shareholders.

As discussed above, it is well established that a company may satisfy Rule 14a-8(i)(10)'s standard by implementing a proposal through a process different than the one requested in the proposal. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board recently had adopted a rule requiring that all public companies do the same); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa). Thus, the fact that the Company adopted the Proxy Access By-law without submitting the Proxy Access By-law to a vote of shareholders does not prevent the Company from having satisfied Rule 14a-8(i)(10).

- **#2[A], [B] & [C]—Ownership Threshold and Holding Period:**
  The Proposal states that a nominating shareholder "must [A] have beneficially owned 3% or more of the Company's outstanding common stock, [B] including recallable loaned stock, [C] continuously for at least three years before submitting the nomination."

  Parts [A] and [C] are implemented in Article III, Section 15(e) of the Amended By-laws, which provides that, to meet the minimum ownership threshold, a shareholder (or a group of shareholders) must have owned at least 3% of Company's shares continuously for at least three years. *See* Exhibit C, page 14. Part [B] is implemented in Article III, Section 15(d), which defines ownership to include, among other things, loaned shares that can be recalled on five business days' notice. *See* Exhibit C, page 14.

- **#3—Inclusion in Proxy Card:**
  The Proposal requests that the by-law "[a]llow shareholders to vote on such nominee on the Company's proxy card."

This provision is implemented in Article III, Section 15(a) of the Amended By-laws, which provides that eligible shareholder nominees will be included on the Company's form of proxy for an annual meeting (in addition to being included in the Company's proxy statement). *See* Exhibit C, page 12.

- **#4—Number of Nominees:**
  The Proposal requests that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

  This provision is implemented in Article, III Section 15(c) of the Amended By-laws, which provides that the number of shareholder-nominated candidates cannot exceed the greater of (i) two or (ii) 20% of the number of directors in office, and sets forth standard provisions for how to count the number of permitted nominees. This means that, as requested by the Proposal, the number of shareholder-nominated candidates appearing in the Company's proxy materials cannot exceed "one quarter of the directors then serving or two, whichever is greater." *See* Exhibit C, page 13. Stated differently, when the Company's Board consists of ten or fewer directors, proxy access will be available for up to two shareholder-nominated candidates, and when the Board exceeds ten directors, proxy access will be available for directors representing twenty percent of the Board (rounded down to the nearest whole number), which is a number that satisfies the Proposal by "not exceed[ing] one quarter of the directors then serving." Thus, the Proxy Access By-law fully implements this term of the Proposal.

- **#5[A] & [B]—Inclusion in Proxy Materials and Group Nomination:**
  The Proposal requests that the proxy access by-law "[A] [r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by [B] a shareholder or an unrestricted number of shareholders forming a group (the 'Nominator') that meets the criteria established below."

  Parts [A] and [B] of this provision are implemented in Article III, Section 15(a) of the Amended By-laws, which provides that the Company shall include in its proxy statement and on its form of proxy information required under the securities laws and a "statement" of the nominating shareholder (or a group of shareholders) in support of a shareholder nominee. Article III, Section 15(a) also confirms that a shareholder or group of up to 20 shareholders can aggregate their shares of the Company's voting stock to "together satisfy" the ownership requirement under the Amended By-laws. *See* Exhibit C, page 12.

The Proposal refers to the "Nominator" being "a shareholder or an unrestricted number of shareholders." We believe that the Proxy Access By-law, which places a twenty-shareholder limit on the size of a nominating group, achieves the essential purpose of this aspect of the Proposal by ensuring that shareholders are able to use the proxy access right effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access. In this regard, it is important to note that a group of relatively small shareholders could reach the 3% ownership threshold. As of September 30, 2015 (the most recent date for which Form 13F reports are available), a group of 20 shareholders—without the support of even *one* of the Company's top 80 shareholders—could have aggregated their shares to satisfy the 3%/three-year ownership requirement. Indeed, there were close to 90 shareholders who held *more* than 0.15% of the Company's stock for three years, which is the average amount of stock that a group of 20 shareholders would need to own to meet the 3% ownership threshold. It would also be easy for a group of the Company's larger shareholders to meet the 3% ownership threshold. The Company's twenty largest reporting shareholders in the aggregate held 44.3% of the Company's common stock. Thus, the twenty-shareholder provision does not prevent the proxy access provisions from being available to and used by the Company's shareholders, whether large or small.

It also is relevant that a twenty-shareholder nominating group is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 118 companies that announced the adoption of proxy access by-laws in 2015, all but three have imposed a limit on the size of the nominating shareholder group. Of those companies, approximately 87% have adopted a twenty-shareholder standard, approximately 8% have adopted a lower limit, and 2% have adopted a twenty-five-shareholder standard. As well, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access by-laws that contain a twenty-shareholder provision, and Blackrock, Inc., the publicly traded parent of the largest institutional shareholder in the United States, has announced that it intends to present proxy access with a twenty-shareholder provision for shareholder approval. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a twenty-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty shareholders as unduly restrictive).[1]

---

[1] *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Dec. 18, 2015), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-dec-2015.pdf.

In *General Electric Co.* (*Recon.*) (avail. Mar. 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to adopt a by-law providing proxy access for a person nominated by "a shareholder or group thereof." The Staff concurred with our view that General Electric adopted a proxy access by-law on terms that addressed the proposal's essential objective, even though General Electric (i) limited the group of shareholders who could aggregate their holdings for purposes of meeting the minimum stock ownership requirements to twenty and (ii) the proxy access by-law contained additional terms and requirements addressing issues on which the proposal was silent. We believe the same conclusion applies here. While the Proxy Access By-law contains a twenty-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in a proposal and that adopted by a company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. Otherwise, shareholder proponents could request small changes in the nominating group size in a proposal (twenty-five, fifty, or one hundred shareholders, instead of twenty), contrary to the regulatory objective that led the Commission to adopt the "substantial implementation" standard under Rule 14a-8(i)(10). Accordingly, we believe the Company's Proxy Access By-law compares favorably with the Proposal.

- **#6—Supplementation of Existing Rights:**
  The Proposal requests that "[t]his [proxy access] bylaw should supplement existing rights under Company bylaws."

  In adopting the Proxy Access By-law, the Company did not eliminate or diminish any existing rights of its shareholders (such as those available under the Company's advance notice provisions or the ability to call special meetings). This is reflected in, for example, Article III, Section 3 and Article II, Section 3 of the Amended By-laws. *See* Exhibit C, pages 2 and 8. Thus, the Proxy Access By-law implements this provision.

- **#7[A], [B] & [C]—Disclosure & Written Notice:**
  The Proposal requires that a nominating shareholder (or a group of shareholders) "give the Company, [A] within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about [B] (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and [C] (ii) the Nominator, including proof it owns the required shares (the 'Disclosure')."

  Part [A] is implemented in Article III, Section 15(a) and Article III, Section 15(b) of the Amended By-laws, which require a written notice regarding the proxy access nominee and the nominating shareholder(s) and set forth the time frame for when the nominating shareholder or group of shareholders must provide that notice to the Company. *See* Exhibit C, pages 12 and 13. Part [B] is implemented through portions of Article III, Section 15(e) and Article III, Section 15(h) of the Amended By-laws, which require nominating shareholders to provide certain information to the Company about the nominee, including consent to being named in the proxy statement and serving as a director. *See* Exhibit C, pages 14-16. Part [C] is implemented in Article III, Section 15(e), Article III, Section 15(f) and Article III, Section 15(g) of the Amended By-laws, which require the nominating shareholder (or group of shareholders) to provide information about itself that is required under the Amended By-laws or under Commission rules, including proof it owns the required shares. *See* Exhibit C, pages 14 and 15.

- **#8[A], [B] & [C]—Nominating Shareholder Certifications:**
  The Proposal states that a nominating shareholder must "certify that [A] (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; [B] (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and [C] (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

  Parts [A], [B] and [C] are implemented in Article III, Sections 15(g)(i), 15(g)(ii) and 15(f)(i) of the Amended By-laws, respectively. *See* Exhibit C, page 15.

- **#9—Supporting Statement:**
  The Proposal provides that "[t]he Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the 'Statement')."

  This provision is implemented in Article III, Section 15(j) of the Amended By-laws. *See* Exhibit C, page 16.

- **#10[A], [B] & [C]—Procedures & Priority Given to Multiple Nominations:**
  The Proposal states that "[t]he Board should adopt procedures for promptly resolving disputes over [A] whether notice of a nomination was timely, [B] whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and [C] the priority given to multiple nominations exceeding the one-quarter limit."

  Part [A] and [B] are implemented in Article III, Section 15(l) of the Amended By-laws. *See* Exhibit C, page 18. Part [C] is implemented in Article III, Section 15(c). *See* Exhibit C, page 13.

- **#11—No Additional Restrictions on Nominations:**
  The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."

  The exact meaning of the references to "additional" restrictions is somewhat vague in the context of the Proposal, as the rest of the Proposal addresses conditions applicable to what the Proposal refers to as the "Nominator" and the Proposal does not otherwise set forth any eligibility terms or criteria applicable to the proxy access nominees. As disclosed in the Company's 2015 proxy statement and addressed in the Company's Corporate Governance Policy, the Company has independence requirements for the Board (a majority must meet the Company's standards for independence, and the Board's objective is for a substantial majority to do so) and both the Nominating and Governance Committee of the Board and the Board itself evaluate a number of criteria when assessing director candidates. Because the Board does not have control over the nomination process for a proxy access nominee as it would for its own nominee, the Company determined that it was appropriate to include a number of provisions on the qualifications of proxy access candidates to ensure that, if proxy access nominees are elected to the Board, the Company will be able to continue to satisfy its legal, regulatory and corporate governance requirements. These include that the Company is not required to include a proxy access nominee in its proxy statement if (i) the shareholder nominee does not meet certain independence requirements; (ii) the shareholder nominee is the subject of certain criminal proceedings; or (iii) the nomination would cause the Company to violate its governing documents or certain laws, rules and/or regulations. Likewise, the Proxy Access By-law provides that a shareholder nominee may not be a candidate who was nominated as a proxy access candidate in the past two years and did not receive a certain percentage of shareholder votes. These terms are set forth in parts of Article III, Section 15(k) and in Article III, Section 15(m) of the Amended By-laws. *See* Exhibit C, pages 17 and 18.

  As discussed above, proxy access is a complex issue that involves many considerations. The Board adopted the foregoing terms, together with other terms not addressed in the Proposal, because it believes that they are consistent with prevailing corporate governance standards and the Proposal's essential objective of allowing a shareholder or shareholder group that has owned 3% of the Company's stock for three years to include in the Company's proxy statement and on the Company's proxy card director candidates representing not more than one quarter of the Board or two director candidates, whichever is greater. For example, 100% of companies that adopted proxy access in 2015 included a requirement that the proxy access nominees be independent, and over 77% of companies included a provision that restricts a proxy access nominee from being renominated the following year if he or she did not receive some specified percentage of the vote (but such provision does not prevent the same nominating shareholder or shareholder group from nominating a different candidate the following year).

In addition, these provisions do not prevent the proxy access procedures included in the Amended By-laws from "compar[ing] favorably with the guidelines of" the Proposal. The conditions on the qualification of a proxy access nominee, as opposed to conditions on the availability of proxy access, do not restrict shareholders' ability to use proxy access beyond the terms set forth in the Proposal. In this regard, the additional conditions and terms set forth in the Proxy Access By-law differ significantly from those the Staff considered in *KSW, Inc.* (avail. Mar. 7, 2012). There, the Staff did not concur with exclusion of a proposal requesting that proxy access be available for a group of shareholders that had held at least 2% of the company's stock for three years. KSW had adopted a by-law under which proxy access would be available only to a single shareholder who had held 5% of the company's stock. In concluding that KSW had not substantially implemented the proposal for purposes of Rule 14a-8(i)(10), the Staff stated that "[g]iven the differences between KSW's by-law and the proposal, *including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials*," it was unable to concur that the by-law adopted by KSW substantially implemented the proposal (emphasis added).

As discussed above, in the context of complex by-law amendments to implement corporate governance reforms, the Staff consistently has concurred that companies have substantially implemented a proposal even when the companies have placed additional conditions or procedures that restrict the rights requested under the proposal. *See General Electric Co.* (*Recon.*) (avail. Mar. 3, 2015); *Chevron Corp.* (avail. Feb. 19, 2008); *Citigroup Inc.* (avail. Feb. 12, 2008). In particular, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a special meeting proposal that contained language similar to that set forth in #11 in the Proposal, stating that the special meeting provisions should have no "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board," where the company had adopted a special meeting right that did impose notice and other requirements not applicable to a board-called special meeting. Here, as with the by-laws considered in *General Dynamics*, *General Electric Co.*, *Chevron*, and *Citigroup Inc.*, the language in the Proposal and the terms in the Proxy Access By-law relating to eligible nominees do not restrict the availability of proxy access to the Company's shareholders.

As in *General Electric Co.* and the other precedent cited above, a company is not required to implement a shareholder proposal exactly as proposed as long as the company has satisfied the proposal's essential objective. Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the

Company's Amended By-laws achieve the Proposal's essential objective of making proxy access available to shareholders who satisfy specified conditions. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent a company from substantially implementing a proposal.

CONCLUSION

Based on the foregoing analysis, we are of the view that by adopting the Proxy Access By-law, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, it is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309, Brenda C. Karickhoff, the Company's Deputy General Counsel, at (212) 484-6576, or Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932.

Sincerely,



Lori Zyskowski

Enclosures

cc: Brenda C. Karickhoff, Time Warner Inc.
Robert K. Kane, Time Warner Inc.
Kenneth Steiner
John Chevedden

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 23, 2015 09:34 PM
To: Washington, Paul (TW)
Cc: Garbarino, Erin; Julie Kim <Julie.Kim@timewarner.com>
Subject: Rule 14a-8 Proposal (TWX)``

Dear Mr. Washington,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Paul Washington
Corporate Secretary
Time Warner Inc. (TWX)
One Time Warner Center
New York NY 10019
PH: 212 484-8000

Dear Mr. Washington,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/27/15


Kenneth Steiner


Date

cc: Erin Garbarino <erin.garbarino@timewarner.com>
FX: 212-214-0608
Julie Kim <Julie.Kim@timewarner.com>
PH: 212-484-8142
FX: 212-658-9856

[TWX – Rule 14a-8 Proposal, December 23, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

It was a disappointment that our management spent our money to drum up votes against the shareholder written consent proposal at our 2015 annual meeting – otherwise the 2015 written consent proposal might have received majority support.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 30, 2015 06:58 PM
To: Washington, Paul (TW)
Cc: Garbarino, Erin; Julie Kim <Julie.Kim@timewarner.com>
Subject: Rule 14a-8 Proposal (TWX) blb

Dear Mr. Washington,
Please see the attached broker letter.
Sincerely,
John Chevedden

 Ameritrade

TWX

Post-it® Fax Note 7671	Date 12-30-15	# of pages ▸
To Paul Washington	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-214-0608	Fax #	

212-658-9856

December 30, 2015

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2014.

1. Exxon Mobil Corporation (XOM)
2. Vertex Pharmaceuticals Incorporated (VRTX)
3. Science Applications International Corporation (SAIC)
4. TheStreet, Inc. (TST)
5. Time Warner Inc. (TWX)
6. Everi Holdings Inc. (EVRI)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 10:37 PM
To: Washington, Paul (TW)
Subject: Proxy Access (TWX)

Mr. Washington,
Thank you for the update on proxy access.

To accelerate discussion can you forward one-line responses on these items:
Ownership percentage needed
Years of continuous ownership needed
The least number of directors that can be nominated in a year
Max. number of members for the Nominations Group
Nomination Deadline
Loaned shares explicitly count as owned?
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year?

John Chevedden

From: Washington, Paul (TW)
Sent: Wednesday, February 03, 2016 11:34 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Garbarino, Erin
Subject: FW: Proxy Access (TWX)

Dear Mr. Chevedden:

Here are the answers to your questions.

Please let me know if you'd like any further information.

Sincerely,

Paul Washington

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 10:37 PM
To: Washington, Paul (TW)
Subject: Proxy Access (TWX)

Mr. Washington,
Thank you for the update on proxy access.

To accelerate discussion can you forward one-line responses on these items:
Ownership percentage needed 3%
Years of continuous ownership needed Three years.
The least number of directors that can be nominated in a year The number of shareholder-nominated directors is limited to two or 20% of the board.
Max. number of members for the Nominations Group 20
Nomination Deadline 150-180 days before the anniversary of the mailing of the company's proxy materials. We discussed this with a number of our shareholders, who agreed that it made sense for the deadline to be 30 days or so before the deadline for shareholder proposals, as proxy access candidates are such an important topic and this would provide more of an opportunity for our Nominating Committee to meet with the proponents, vet the candidates, and consider whether the Committee itself would like to recommend their election.
Loaned shares explicitly count as owned? Yes.
Shares need to be held after annual meeting? No.

Third party compensation arrangements okay? Yes, if disclosed.
Proxy access available if another nomination made under advance notice provision? Yes.
A minimum % vote needed in order for candidate to be nominated again the next year? 25% of the votes cast, which based on our usual level of a quorum, translates to about 20-22% of the shares outstanding.

John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 04, 2016 12:33 AM
To: Washington, Paul (TW)
Subject: Re: Proxy Access (TWX)

Mr. Washington,
Thank you for the answers.
20 participants maximum for ownership worth $1.7 Billion continuously for 3-years seems hard to attain.
Sincerely,
John Chevedden
cc: Kenneth Steiner

GIBSON DUNN

EXHIBIT B

[TWX – Rule 14a-8 Proposal, December 23, 2015]

Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

It was a disappointment that our management spent our money to drum up votes against the shareholder written consent proposal at our 2015 annual meeting – otherwise the 2015 written consent proposal might have received majority support.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

GIBSON DUNN

EXHIBIT C

Exhibit 3.1

TIME WARNER INC.
BY-LAWS
As Amended Through January 28, 2016

ARTICLE I

Offices

SECTION 1. Registered Office. The registered office of TIME WARNER INC. (hereinafter called the "Corporation") in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801, and the registered agent shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the "Board") shall from time to time select.

SECTION 2. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 1. Place of Meeting. All meetings of the stockholders of the Corporation (the "stockholders") shall be at a place to be determined by the Board.

SECTION 2. Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour as shall from time to time be fixed by the Board. Any previously scheduled annual meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of the stockholders.

SECTION 3. Special Meetings. (a) General. Except as otherwise required by law or the Restated Certificate of Incorporation of the Corporation (the "Certificate"), and subject to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon dissolution, liquidation or winding up, special meetings of the stockholders for any purpose or purposes may be called by the Chief Executive Officer or a majority of the entire Board. Only such business as is specified in the Corporation's notice of any special meeting of stockholders shall come before such

6

meeting. A special meeting shall be held at such place, on such date and at such time as shall be fixed by the Board.

(b) Stockholder Requested Special Meetings. Subject to the provisions of this Section 3(b), a special meeting of stockholders shall be called by a majority of the entire Board, or a Committee delegated such authority by the Board, in accordance with this paragraph, following receipt by the Secretary of the Corporation of a written request for a special meeting (a "Special Meeting Request") from the record holders of shares representing at least fifteen percent of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote in the election of directors of the Corporation, voting as a single class (the "Requisite Holders"), if such Special Meeting Request complies with the requirements of this Section 3(b) and all other applicable sections of these By-laws. The Board shall determine whether all requirements set forth in these By-laws have been satisfied and such determination shall be binding on the Corporation and its stockholders. If a Special Meeting Request is made that complies with this Section 3(b) and all other applicable sections of these By-laws, the Board may (in lieu of calling the special meeting requested in such Special Meeting Request) present an identical or substantially similar item (a "Similar Item") for stockholder approval at any other meeting of stockholders that is held within 120 days after the Corporation receives such Special Meeting Request.

A Special Meeting Request must be delivered by hand or by mail by registered U.S. mail or courier service, postage prepaid, to the attention of the Secretary of the Corporation (the "Secretary") during regular business hours. A Special Meeting Request shall only be valid if it is signed and dated by each of the Requisite Holders or its duly authorized agent and include: (i) a statement of the specific purpose(s) of the special meeting, the matter(s) proposed to be acted on at the special meeting and the reasons for conducting such business at the special meeting; (ii) the text of any proposed amendment to the By-laws to be considered at the special meeting; (iii) the name and address, as they appear on the Corporation's books, of each stockholder of record signing such request, the date of each such stockholder's signature and the name and address of any beneficial owner on whose behalf such request is made; (iv) the class or series and number of shares of the Corporation that are owned of record or beneficially by each such stockholder and any such beneficial owner and documentary evidence of such record or beneficial ownership; (v) any material interest of each stockholder or any such beneficial owner in the business proposed to be conducted at the special meeting; (vi) a representation that the stockholders and such beneficial owners submitting the Special Meeting Request intend to appear in person or by proxy at the special meeting to present the proposal(s) or business to be brought before the special meeting; (vii) if any stockholder submitting the Special Meeting Request intends to solicit proxies with respect to the stockholders' proposal(s) or business to be presented at the special meeting, a representation to that effect; (viii) all information relating to each stockholder signing the Special Meeting Request that must be disclosed in solicitations for proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and (ix) if the purpose of the special meeting includes the election of one or more directors, all the information such stockholder or stockholders would be required to include in a notice delivered to the Corporation pursuant to the fourth sentence of the first paragraph of Section 3 of Article III.

In addition, a Special Meeting Request shall not be valid if (i) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (ii) the Special Meeting Request is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (iii) an identical or substantially similar item (a "Similar Item") was presented at any meeting of stockholders held within 120 days prior to receipt by the Corporation of such Special Meeting Request (and, for purposes of this clause (iii), the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors); (iv) a Similar Item is included in the Corporation's notice as an item of business to be brought before a stockholder meeting that has been called but not yet held; or (v) such Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended, or other applicable law.

Stockholders may revoke a Special Meeting Request by written revocation delivered to the Corporation at any time prior to the special meeting; provided, however, the Board shall have the discretion to determine whether or not to proceed with the special meeting.

If none of the stockholders who submitted the Special Meeting Request for a special meeting of stockholders appears or sends a qualified representative to present the proposal(s) or business submitted by the stockholders for consideration at the special meeting, the Corporation need not present such proposal(s) or business for a vote at such meeting.

SECTION 4. Notice of Meetings. Except as otherwise provided by law, notice of each meeting of the stockholders, whether annual or special, shall be given by the Corporation not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting and shall be called by the Corporation. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Each such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of the stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall waive notice thereof as provided in Article X of these By-laws. Notice of adjournment of a meeting of the stockholders need not be given if the time and place to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

SECTION 5. Quorum. Except as otherwise provided by law or by the Certificate, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority of the votes entitled to be cast by the stockholders of a particular class or series, present in person or by proxy, shall constitute a quorum of such class or series.

SECTION 6. Adjournments. The chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class or series, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders of such class or series who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class or series. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 7. Order of Business. At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, the Chief Executive Officer, (if the position is held by an individual other than the Chairman of the Board), or in the absence of the Chairman of the Board and the Chief Executive Officer, such person as shall be selected by the Board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting or (ii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in this Section 7, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 7.

For business properly to be brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of stockholder notices for the 2001 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be May 18, 2000. To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (iii) the class or series and number of shares of the Corporation which are beneficially owned by the stockholder; (iv) any material interest of the stockholder in such business; and (v) if the stockholder intends to solicit proxies in support of such stockholder's proposal, a representation to that effect. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; provided, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 7. The chairman of an annual meeting may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a stockholder proposal, if the stockholder solicits proxies in support of such stockholder's proposal without having made the representation required by clause (v) of the third preceding sentence.

SECTION 8. List of Stockholders. It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder's name. Such list shall be produced and kept available at the times and places required by law.

SECTION 9. Voting. Except as otherwise provided by law or by the Certificate, each stockholder of record of any series of Preferred Stock or Series Common Stock shall be entitled at each meeting of the stockholders to such number of votes, if any, for each share of such stock as may be fixed in the Certificate or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, in each case, registered in such stockholder's name on the books of the Corporation:

(1) on the date fixed pursuant to Section 6 of Article VII of these By-laws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

(2) if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Each stockholder entitled to vote at any meeting of the stockholders may authorize not in excess of three persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

At each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders (except as otherwise required by law and except as otherwise provided in the Certificate or these By-laws) shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person or represented by proxy shall be the act of such class or series.

Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot.

SECTION 10. Inspectors. The chairman of the meeting shall appoint two or more inspectors to act at any meeting of the stockholders. Such inspectors shall perform such duties as shall be required by law or specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.

SECTION 11. Public Announcements. For the purpose of Section 7 of this Article II and Section 3 of Article III, "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Reuters Information Service or any similar or successor news wire service or (ii) in a communication distributed generally to stockholders and in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 or any successor provisions thereto.

ARTICLE III

Board of Directors

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

SECTION 2. Number, Qualification and Election. Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate relating to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having preference over the Common Stock as to dividends or upon dissolution, liquidation or winding up, the number of directors constituting the Whole Board shall be determined from time to time by the Board. The term "Whole Board" shall mean the total number of authorized directors, whether or not there exist any vacancies or unfilled previously authorized directorships.

The directors, other than those who may be elected by the holders of shares of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock of the Corporation as to dividends or upon dissolution, liquidation or winding up pursuant to the terms of Article IV of the Certificate or any resolution or resolutions providing for the issuance of such stock adopted by the Board, shall be elected by the stockholders entitled to vote thereon at each annual meeting of the stockholders, and shall hold office until the next annual meeting of the stockholders and until each of their successors shall have been duly elected and qualified.

Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

In any uncontested election of directors, each person receiving a majority of the votes cast shall be deemed elected. For purposes of this paragraph, a 'majority of the votes cast' shall mean that the number of votes cast 'for' a director must exceed the number of votes cast 'against' that director (with 'abstentions' and 'broker non-votes' not counted as a vote cast with respect to that director). In any contested election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, shall be deemed elected. Any incumbent director who fails to receive a majority of the votes cast shall submit an offer to resign from the Board no later than two weeks after the certification by the Corporation of the voting results. An uncontested election is one in which the number of individuals who have been nominated for election as a director is equal to, or less than, the number of directors constituting the Whole Board. A contested election is one in which the number of persons nominated exceeds the number of directors to be elected as of the date that is ten days prior to the date that the Corporation first mails its notice of meeting for such meeting to the stockholders.

The Board shall consider the resignation offer and may either (i) accept the offer of resignation or (ii) reject the offer and seek to address the underlying cause(s) of the majority-withheld vote. While the Board may delegate to a committee the authority to assist the Board in its review of the matter, the Board shall decide whether to accept or reject the resignation offer within 90 days following the certification of the stockholder vote. Once the Board makes this decision, the Corporation will promptly make a public announcement of the Board's decision in the manner described in Section 11 of Article II. If the Board rejects the offer of resignation, the public announcement will include a statement regarding the reasons for its decision.

The chairman of the nominating and governance committee described in Section 1 of Article IV will have the authority to manage the Board's review of the resignation offer. In the event it is the chairman of the nominating and governance committee who received a majority-withheld vote, the independent directors who did not receive majority-withheld votes shall select a director to manage the process, and that director shall have the authority otherwise delegated to the chairman of the nominating and governance committee by this Section 2 of Article III. Any director who tenders his or her offer of resignation as a result of a majority-withheld vote shall not participate in the committee's or the Board's deliberations or vote on whether to accept or reject the resignation offer.

A majority of the members of the Board shall be persons determined by the Board to be independent directors. In order to determine that a director is independent pursuant to this Section 2, the Board shall make an affirmative determination that the director satisfies applicable regulatory requirements to be an independent director of the Corporation, that the director has no material relationship with the Corporation and its consolidated subsidiaries (collectively, the "Company"), and that the director is free of any other relationship (with the Company or otherwise) that would interfere with the exercise of independent judgment by such director. In making this determination, the Board shall consider all relevant facts and circumstances, including commercial, charitable, and familial relationships that exist between the director and the Company, or between entities with which the director is affiliated and the Company. The Board may, from time to time, adopt categorical standards to guide its determination of materiality.

SECTION 3. Notification of Nominations. Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon dissolution, liquidation or winding up, nominations for the election of directors may be made by the Board or by any stockholder (x) who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3 and who is entitled to vote for the election of directors and who complies with the procedures set forth in this Section 3 or (y) pursuant to and in compliance with the procedures set forth in Section 15 of this Article III. Any stockholder of record entitled to vote for the election of directors at a

6

meeting may nominate persons for election as directors pursuant to this Section 3 only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary. To be timely, a stockholder's notice pursuant to this Section 3 must be delivered to or mailed and received at the principal executive offices of the Corporation (i) with respect to an election to be held at an annual meeting of the stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of stockholder notices for the 2001 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be May 18, 2000 and (ii) with respect to an election to be held at a special meeting of the stockholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting. Each such notice shall set forth: (a) the name and address, as they appear on the Corporation's books, of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated; (b) the class or series and number of shares of the Corporation which are beneficially owned by the stockholder; (c) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote in the election of directors and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (e) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; (f) the executed written consent of each nominee to serve as a director of the Corporation if so elected; and (g) if the stockholder intends to solicit proxies in support of such stockholder's nominee(s), a representation to that effect. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the stockholder solicits proxies in favor of such stockholder's nominee(s) without having made the representations required by the immediately preceding sentence. If such stockholder does not appear or send a qualified representative to present such proposal at such meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Only such persons who are nominated in accordance with the procedures set forth in this Section 3 or Section 15 of this Article III shall be eligible to serve as directors of the Corporation.

Notwithstanding anything in the immediately preceding paragraph of this Section 3 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of the stockholders is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased Board made by the Corporation at least 90 days prior to the first anniversary of the date of the immediately preceding annual meeting, a stockholder's notice required by this Section 3 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

SECTION 4. Quorum and Manner of Acting. Except as otherwise provided by law, the Certificate or these By-laws, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 5. Place of Meeting. Subject to Sections 6 and 7 of this Article III, the Board may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine, or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 6. Regular Meetings. No fewer than six regular meetings per year of the Board shall be held at such times as the Board shall from time to time by resolution determine, at such locations as the Board may determine. If any day fixed for a regular meeting shall be a legal holiday under the laws of the place where the meeting is to be held, the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day.

SECTION 7. Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by a majority of the non-employee directors, and shall be held at such place, on such date and at such time as he or they, as applicable, shall fix.

SECTION 8. Notice of Meetings. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such director at such place by telecopy or by electronic transmission or shall be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Unless otherwise required by these By-laws, every such notice shall state the time and place but need not state the purpose of the meeting.

SECTION 9. Rules and Regulations. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these By-laws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.

SECTION 10. Participation in Meeting by Means of Communications Equipment. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise permitted by law, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 11. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing or as otherwise permitted by law and, if required by law, the writing or writings are filed with the minutes or proceedings of the Board or of such committee.

SECTION 12. Resignations. Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 13. Vacancies. Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock of the Corporation as to dividends or upon dissolution, liquidation or winding up, any vacancies on the Board resulting from death, resignation, removal or other cause shall only be filled by the Board, and not by the stockholders, by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and newly created directorships resulting from any increase in the number of directors, shall only be filled by the Board, or if not so filled, by the stockholders at the next annual meeting thereof or at a special meeting called for that purpose in accordance with Section 3 of Article II of these By-laws. Any director elected in accordance with the preceding sentence of this Section 13 shall hold office until the next annual meeting of the stockholders and until such director's successor shall have been elected and qualified.

7[A]

SECTION 14. Compensation. Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees (payable in cash or stock-based compensation) for attendance at meetings of the Board or of committees of the Board, or both, as the Board shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person's duties as a director. Nothing contained in this Section 14 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving compensation therefor.

SECTION 15. Proxy Access. ← 1

5[A] and 5[B] and 3

(a) The Corporation shall include in its proxy statement and on its form of proxy for an annual meeting of the stockholders the name of, and shall include in its proxy statement the required information specified below relating to, any person nominated for election to the Board by a stockholder that satisfies, or by a group of no more than 20 stockholders that together satisfy, the requirements of this Section 15, and who expressly elects at the time of providing the notice required by this Section 15 to have its nominee included in the Corporation's proxy materials pursuant to this Section 15. For purposes of this Section 15, the information that the Corporation will be required to include in its proxy statement is: (i) the information concerning the nominee and the stockholder or group of stockholders who nominated such nominee that is required to be disclosed in the Corporation's proxy statement by the regulations promulgated under the Securities Exchange Act of 1934, as amended; and (ii) if such stockholder or group of stockholders so elects, a statement pursuant to paragraph (j) of this Section 15. No person may be a member of more than one group of persons constituting a group that satisfies the requirements of this Section 15. In determining whether a stockholder or group of stockholders is qualified to make a nomination under this Section 15, two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder.

(b) For nominations pursuant to this Section 15 to be properly submitted by a stockholder or group of stockholders, such stockholder or group of stockholders must give timely written notice of such nominations to the Secretary. To be considered timely under this Section 15, a stockholder's notice, together with the other information required by this Section 15, must be received by the Secretary at the principal executive offices of the Corporation not less than 150 calendar days nor more than 180 calendar days before the anniversary date of the Corporation's proxy statement being released to stockholders in connection with the prior year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 180th day prior to such annual meeting and not later than the close of business on the later of the 150th day prior to such annual

7[A]

4

meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

(c) The number of stockholder nominees nominated pursuant to this Section 15 (including any nominees that were submitted by a stockholder or group of stockholders for inclusion in the Corporation's proxy materials pursuant to this Section 15, but either are subsequently withdrawn or that the Board decides to nominate as Board nominees) appearing in the Corporation's proxy materials with respect to an annual meeting of stockholders, together with any nominees who were previously elected to the Board after being nominated pursuant to this Section 15 at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board, shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which notice of a nomination in accordance with the procedures set forth in this Section 15 may be received by the Secretary pursuant to this Section 15, or if the number of directors calculated in this clause (ii) is not a whole number, the closest whole number below 20%. In the event that one or more vacancies for any reason occurs on the Board after the last day on which notice of a nomination in accordance with the procedures set forth in this Section 15 may be received by the Secretary pursuant to this Section 15, but before the date of the annual meeting of stockholders, and the Board resolves to reduce the size of the Board in connection therewith, the maximum number of stockholder nominees nominated pursuant to this Section 15 included in the Corporation's proxy materials shall be calculated based on the number of directors in office as so reduced. Any stockholder or group of stockholders submitting more than one nominee for inclusion in the Corporation's proxy materials pursuant to this Section 15 shall rank its nominees based on the order that such stockholder or group of stockholders desires such nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of stockholder nominees submitted by stockholders or groups of stockholders pursuant to this Section 15 exceeds the maximum number of stockholder nominees provided for in this Section 15. In such event, the highest ranking stockholder nominee who meets the requirements of this Section 15 from each stockholder or group of stockholders will be selected for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Corporation each stockholder or group of stockholders disclosed as owned in its respective notice of a nomination submitted to the Corporation in accordance with the procedures set forth in this Section 15. If the maximum number is not reached after the highest ranking stockholder nominee who meets the requirements of this Section 15 from each stockholder or group of stockholders has been selected, this process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(d) For purposes of this Section 15, a stockholder or group of stockholders shall be deemed to "own" only those outstanding shares of common stock of the Corporation as to which the stockholder or any member of a group of stockholders possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and

10[C]

2[A] and 2[C]

2[B]

(ii) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A person's ownership of shares shall continue notwithstanding (i) the loaning of such shares if, during the period such shares are loaned, the person has the power to recall such loaned shares on five business days' notice; or (ii) such person having delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement if, during the period such arrangement exists, the proxy, power of attorney or other instrument or arrangement is revocable at any time by such person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be determined by the Board. For purposes of this Section 15, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

7[B]

(e) In order to make a nomination pursuant to this Section 15, a stockholder or group of stockholders must have owned 3% or more of the Corporation's outstanding common stock continuously for at least three years as of both the date the written notice of the nomination is received by the Corporation in accordance with this Section 15 and the record date for determining stockholders entitled to vote at the annual meeting of stockholders, and must continue to own at least 3% of the Corporation's outstanding common stock through the meeting date. Together with any notice of a nomination in accordance with the procedures set forth in this Section 15, a stockholder or group of stockholders must also provide the following information in writing to the Secretary (in addition to the information required by Section 3 of this Article III): (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the Secretary, the stockholder or group of stockholders owns, and has owned continuously for the preceding three years, at least 3% of the Corporation's outstanding common stock, and the stockholder or group of stockholders' agreement to provide, within five business days after the record date for the annual meeting of stockholders, written statements from the record holder and intermediaries verifying such stockholder or group of stockholders' continuous ownership of at least 3% of the Corporation's outstanding common stock through the record date; (ii) the executed written consent of each stockholder nominee to being named in the proxy materials as a nominee and to serve as a director of the

7[C]

7[C] (continued)

8[A]

8[C]

Corporation if elected; and (iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Securities Exchange Act of 1934, as amended. For purposes of Rule 14a-18 under the Securities Exchange Act of 1934, as amended, the applicable "date specified by the registrant's advance notice provision" shall be the date determined pursuant to Section 15(b) of this Article III.

(f) Together with any notice of a nomination in accordance with the procedures set forth in this Section 15, a stockholder or group of stockholders must also provide a written representation and agreement that such stockholder or group of stockholders (including each member thereof): (i) acquired at least 3% of the Corporation's outstanding common stock in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (ii) presently intends to maintain qualifying ownership of at least 3% of the Corporation's outstanding common stock through the date of the annual meeting, (iii) has not nominated and will not nominate for election to the Board at the annual meeting of stockholders any person other than the nominee or nominees being nominated pursuant to this Section 15, (iv) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934, as amended, in support of the election of any individual as a director at the annual meeting of stockholders other than its nominee or a nominee of the Board, (v) will not distribute to any stockholder any proxy statement or form of proxy for the annual meeting of stockholders other than the proxy statement and form of proxy distributed by the Corporation and (vi) will provide facts, statements and other information in all communications with the Corporation and stockholders of the Corporation that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(g) Together with any notice of a nomination in accordance with the procedures set forth in this Section 15, a stockholder or group of stockholders must provide a written undertaking that the stockholder or group of stockholders (including each member thereof) agrees to: (i) assume all liability stemming from any legal or regulatory violation arising out of the stockholder or group of stockholders' communications with the stockholders of the Corporation or out of the information that the such stockholder or group of stockholders provided to the Corporation, (ii) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting of stockholders, and (iii) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors,officers or employees arising out of any nomination submitted by the stockholder or group of stockholders pursuant to this Section 15. The inspector of elections shall not give effect to the stockholder or group of stockholders' votes with respect to the election of directors if such stockholder or group of stockholders does not comply with the undertakings in paragraph (f) above or this paragraph (g).

8[B]

7[B]

(h) Together with any notice of a nomination in accordance with the procedures set forth in this Section 15, a stockholder nominee must deliver to the Secretary a written representation and agreement that such person (i) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the Corporation, with the person's fiduciary duties under applicable law, (ii) is not and will not become a party to any compensatory, payment, indemnification or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a stockholder nominee or a director of the Corporation that has not been disclosed to the Corporation, and (iii) will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors. At the request of the Corporation, the stockholder nominee must submit all completed and signed questionnaires required of directors of the Corporation.

The Corporation may request such additional information as necessary to permit the Board to determine if each stockholder nominee is independent under the listing standards of the principal U.S. securities exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, including those set forth in Section 2 of this Article III.

9

(i) In the event that any information or communications provided by the stockholder or group of stockholders or the stockholder nominee to the Corporation or its stockholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each stockholder or group of stockholders or stockholder nominee, as the case may be, shall promptly notify the Secretary of any defect in such previously provided information and of the information that is required to correct any such defect.

(j) The stockholder or group of stockholders may provide to the Secretary, at the time the information required by this Section 15 is provided, a written statement for inclusion in the Corporation's proxy statement for the annual meeting of stockholders, not to exceed 500 words, in support of the stockholder nominee's candidacy. Notwithstanding anything to the contrary contained in this Section 15, the Corporation may omit from its proxy materials any information or statement that it, in good faith, believes would violate any applicable law or regulation.

(k) The Corporation shall not be required to include, pursuant to this Section 15, any stockholder nominee in its proxy materials for any meeting of stockholders: (i) for which the Secretary receives a notice that a stockholder or group of

11

stockholders has nominated a person for election to the Board pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 3 of this Article III, (ii) if the stockholder nominee is, or has been within the three years preceding the date the Corporation first mails to the stockholders its notice of meeting that includes the name of the stockholder nominee, an officer or director of a company that is a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, of the Corporation, as determined by the Board, (iii) if the Board determines that the stockholder nominee is not independent under the listing standards of the principal U.S. securities exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, including those set forth in Section 2 of this Article III, (iv) if the stockholder nominee or the stockholder or group of stockholders (including any member thereof) who has nominated such stockholder nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934, as amended, in support of the election of any individual as a director at the meeting other than such stockholder nominee or a nominee of the Board, (v) if the stockholder nominee is or becomes a party to (x) any Voting Commitment that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the Corporation, with the person's fiduciary duties under applicable law or (y) any compensatory, payment, indemnification or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a stockholder nominee or a director of the Corporation that has not been disclosed to the Corporation, (vi) if the stockholder nominee is a named subject of a criminal proceeding (excluding traffic violations and other minor offenses) pending as of the date the Corporation first mails to the stockholders its notice of meeting that includes the name of the stockholder nominee or has, within the 10 years preceding such date, been convicted in such a criminal proceeding, (vii) if the stockholder nominee, upon becoming a member of the Board, would cause the Corporation to be in violation of these By-Laws, the Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed or any applicable state or federal law, rule or regulation, (viii) if the stockholder nominee or the applicable stockholder or group of stockholders (including any member thereof) shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board, or (ix) if the stockholder or group of stockholders (including any member thereof) or applicable stockholder nominee otherwise shall have breached or contravened any of its or their agreements, representations or undertakings or failed to comply with this Section 15, as determined by the Board or the chairman of the annual meeting of stockholders.

(l) Notwithstanding anything to the contrary set forth in this Section 15, the Board or the chairman of the annual meeting of stockholders shall declare a nomination by a stockholder or group of stockholders to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been

10[A] and 10[B]

received by the Corporation, if: (i) the stockholder or group of stockholders (including any member thereof) or the applicable stockholder nominee otherwise shall have breached or contravened any of its or their agreements, representations or undertakings or failed to comply with this Section 15, as determined by the Board or the chairman of the annual meeting of stockholders, (ii) the stockholder or group of stockholders (including any member thereof) or the applicable stockholder nominee shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board or (iii) the stockholder or group of stockholders (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present any nomination pursuant to this Section 15. The Board (and any other person or body authorized by the Board) shall determine whether all requirements set forth in this Section 15 have been satisfied, including, without limitation (i) whether one or more stockholders qualifies to make a nomination pursuant to this Section 15, (ii) whether a notice of a nomination submitted to the Corporation complies with this Section 15 and has otherwise met the requirements of this Section 15, (iii) whether a stockholder nominee satisfies the qualifications and requirements in this Section 15, and (iv) making any interpretations necessary or advisable to determine whether any and all requirements of this Section 15 have been satisfied. Any such determination by the Board (or any other person or body authorized by the Board) shall be binding on the Corporation and its stockholders.

(m) Any stockholder nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either: (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting of stockholders, or (ii) does not receive at least 25% of the votes cast in favor of the stockholder nominee's election, will be ineligible to be a stockholder nominee pursuant to this Section 15 for the next two annual meetings of stockholders.

(n) The stockholder or group of stockholders shall file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's stockholders relating to the meeting at which such stockholder's or such group's nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Securities Exchange Act of 1934, as amended, or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Securities Exchange Act of 1934, as amended. Any such solicitation or other communication must comply with Rule 14a-2(b)(8) of the Securities Exchange Act of 1934, as amended, as if it applied by its terms to the foregoing activities.

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ARTICLE IV

Committees of the Board of Directors

SECTION 1. Establishment of Committees of the Board of Directors; Election of Members of Committees of the Board of Directors; Functions of Committees of the Board of Directors.

(a) The Corporation shall have such committees of the Board as the Board shall determine from time to time in accordance with this Section 1 of Article IV, including the following committees of the Board with the following powers and authority: the nominating and governance committee, the audit and finance committee, and the compensation and human development committee.

(b) The nominating and governance committee shall have the following powers and authority: (i) evaluating and recommending director candidates to the Board, (ii) overseeing the assessment of Board and committee performance not less frequently than every year, (iii) recommending director compensation and benefits policies for the Board, (iv) evaluating and recommending to the Board candidates for Chief Executive Officer, (v) reviewing individual director performance as issues arise, (vi) reviewing and recommending to the Board changes to the size and composition of the Board, (vii) periodically reviewing the Corporation's corporate governance profile, (viii) overseeing and monitoring the Corporation's development and articulation of its core values, its public reputation, and its involvement in the communities in which it does business and (ix) performing such other functions as the Board shall determine in accordance with this Section 1 of Article IV. The nominating and governance committee shall also have the powers and authority set forth in any nominating and governance committee charter adopted by the Board in accordance with this Section 1 of Article IV as may from time to time be required by any rule or regulation to which the Corporation is subject. Only directors who are determined by the Board, pursuant to Section 2 of Article III of these By-laws, to be independent and to satisfy applicable regulatory requirements may serve as members of the nominating and governance committee.

(c) The audit and finance committee shall have the following powers and authority: (i) approving the appointment or removal of independent public accountants to audit the books of account, accounting procedures and financial statements of the Corporation and to perform such other duties from time to time as the audit and finance committee may prescribe, (ii) receiving the reports and comments of the Corporation's internal auditors and of the independent public accountants selected by the committee and taking such action with respect thereto as it deems appropriate, (iii) requesting the Corporation's consolidated subsidiaries and affiliated companies to employ independent public accountants to audit their respective books of account, accounting procedures and financial statements, (iv) requesting the independent public accountants to furnish to the compensation committee the certifications required under any present or future stock option, incentive compensation or employee benefit plan of the Corporation, (v) reviewing the adequacy of the Corporation's internal financial controls, (vi) reviewing the accounting principles employed in the Corporation's financial reporting, (vii) reviewing and making recommendations to the Board concerning the financial structure and financial condition of the Corporation and its subsidiaries, including annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance of stock, (viii) approving such matters that are consistent with the general financial policies and direction from time to time determined by the Board and (ix) performing such other functions as the Board shall determine in accordance with this Section 1 of Article IV. The audit and finance committee shall also have the powers and authority set forth in any audit and finance committee charter adopted by the Board in accordance with this Section 1 of Article IV as may from time to time be required by any rule or regulation to which the Corporation is subject. Only directors who are determined by the Board, pursuant to Section 2 of Article III of these By-laws, to be independent and to satisfy applicable regulatory requirements may serve as members of the audit and finance committee.

(d) The compensation and human development committee shall have the following powers and authority: (i) determining and fixing the compensation for all senior officers of the Corporation and its subsidiaries and divisions that the compensation and human development committee shall from time to time consider appropriate, as well as all employees of the Corporation compensated at a rate in excess of such amount per annum as may be fixed or determined from time to time by the Board, (ii) performing the duties of the committees of the Board provided for in any present or future stock option, restricted stock, incentive compensation or employee benefit plan of the Corporation and administering the stock option, restricted stock and stock incentive plans of the Corporation, (iii) delegating, to the extent permitted by law and to the extent it deems appropriate, any of its powers in connection with the administration of the stock option, stock incentive, restricted stock plans and other employee benefit plans of the Corporation, (iv) reviewing the operations of and policies pertaining to any present or future stock option, incentive compensation or employee benefit plan of the Corporation that the compensation and human development committee shall from time to time consider appropriate, (v) overseeing and monitoring the Corporation's human resources initiatives, including but not limited to efforts related to workforce diversity, and (vi) performing such other functions as the Board shall determine in accordance with this Section 1 of Article IV. The compensation and human development committee shall also have the powers and authority set forth in any compensation and human development committee charter adopted by the Board in accordance with this Section 1 of Article IV as may from time to time be required by any rule or regulation to which the Corporation is subject. Only directors who are determined by the Board, pursuant to Section 2 of Article III of these By-laws, to be independent and to satisfy applicable regulatory requirements may serve as members of the compensation and human development committee.

(e) Except as otherwise provided by law or the Certificate, the Board may, from time to time, establish, eliminate and modify the power and authority of any of the
Board's committee; change the size of a committee; and add, remove, or replace the chairman or member of any committee.

SECTION 2. Procedure; Meetings; Quorum. Regular meetings of committees of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the total number of authorized committee members, whether or not there exist any vacancies or unfilled previously authorized committee seats. Special meetings of any committee of the Board shall be called at the request of any member thereof. Notice of each special meeting of any committee of the Board shall be sent by overnight delivery service, or mailed to each member thereof, in either case addressed to such member at such member's residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such member at such place by telecopy or by electronic transmission or be given personally or by telephone, not later than the day before the meeting is to be held, but notice need not be given to any member who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of such notice to such member. Unless otherwise required by these By-laws, every such notice shall state the time and place but need not state the purpose of such meeting. Any special meeting of any committee of the Board shall be a legal meeting without any notice thereof having been given, if all the members thereof shall be present thereat and no member shall protest the lack of notice to such member. Notice of any adjourned meeting of any committee of the Board need not be given. Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these By-laws for the conduct of its meetings as such committee of the Board may deem proper. A majority of the authorized members of any committee of the Board shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the members thereof present at any meeting at which a quorum is present shall be the act of such committee. Each committee of the Board shall keep written minutes of its proceedings and shall report on such proceedings to the Board.

ARTICLE V

Officers

SECTION 1. Number; Term of Office. The officers of the Corporation shall be elected by the Board and may consist of: a Chairman of the Board, a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer and one or more Vice Chairmen and Vice Presidents (including, without limitation, Assistant, Executive, Senior and Group Vice Presidents) and a Treasurer, Secretary and Controller and such other officers and agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as in these By-laws provided or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person's successor shall have been chosen and shall qualify, or until such person's death or resignation, or until such person's removal in the manner hereinafter provided. The Chairman of the Board, the Chief Executive Officer and the Vice Chairmen shall be elected from among the directors. One person may hold the offices and perform the duties of any two or more of said officers; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these By-laws to be executed, acknowledged or verified by two or more officers. The

Board may require any officer or agent to give security for the faithful performance of such person's duties.

SECTION 2. Removal. Subject to Section 14 of this Article V, any officer may be removed, either with or without cause, by the Board at any meeting thereof called for the purpose or by any superior officer upon whom such power may be conferred by the Board.

SECTION 3. Resignation. Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Chairman of the Board. The Chairman of the Board may be an officer of the Corporation, subject to the control of the Board, and shall report directly to the Board.

SECTION 5. Chief Executive Officer. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, subject to the control of the Board, and shall report directly to the Board.

SECTION 6. Chief Operating Officer. The Chief Operating Officer shall perform such senior duties in connection with the operations of the Corporation as the Board or the Chief Executive Officer shall from time to time determine, and shall report directly to the Chief Executive Officer. The Chief Operating Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as may be agreed with the Chief Executive Officer or as the Board may from time to time determine.

SECTION 7. Vice Chairmen. Any Vice Chairman shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine.

SECTION 8. Chief Financial Officer. The Chief Financial Officer shall perform all the powers and duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine. The Chief Financial Officer shall report directly to the Chief Executive Officer.

SECTION 9. Vice Presidents. Any Vice President shall have such powers and duties as shall be prescribed by his superior officer or the Board. A Vice President shall, when requested, counsel with and advise the other officers of the

Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine. A Vice President need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.

SECTION 10. Treasurer. The Treasurer, if one shall have been elected, shall supervise and be responsible for all the funds and securities of the Corporation; the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation; borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party; the disbursement of funds of the Corporation and the investment of its funds; and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine.

SECTION 11. Controller. The Controller shall be the chief accounting officer of the Corporation. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer, the Chief Financial Officer or as the Board may from time to time determine.

SECTION 12. Secretary. It shall be the duty of the Secretary to act as secretary at all meetings of the Board, of the committees of the Board and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; the Secretary shall see that all notices required to be given by the Corporation are duly given and served; the Secretary shall be custodian of the seal of the Corporation and shall affix the seal or cause it to be affixed to all certificates of stock of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-laws; the Secretary shall have charge of the books, records and papers of the Corporation and shall see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and in general shall perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine.

SECTION 13. Assistant Treasurers, Assistant Controllers and Assistant Secretaries. Any Assistant Treasurers, Assistant Controllers and Assistant Secretaries shall perform such duties as shall be assigned to them by the Board or by the Treasurer, Controller or Secretary, respectively, or by the Chief Executive Officer. An Assistant Treasurer, Assistant Controller or Assistant Secretary need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.

SECTION 14. Additional Matters. The Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer, Assistant Controller or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board.

ARTICLE VI

Indemnification

SECTION 1. Right to Indemnification. The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was a director or officer of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceedings by or in the right of the Corporation to procure a judgment in its favor) (a "Proceeding") by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (a "Covered Entity") against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding; provided, however, that the foregoing shall not apply to a director or officer of the Corporation with respect to a Proceeding that was commenced by such director or officer unless the proceeding was commenced after a Change in Control (as hereinafter defined in Section 4(e) of this Article VI). Any director or officer of the Corporation entitled to indemnification as provided in this Section 1 is hereinafter called an "Indemnitee". Any right of an Indemnitee to indemnification shall be a contract right and shall include the right to receive, prior to the conclusion of any Proceeding, payment of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader rights to payment of expenses than such law permitted the Corporation to provide prior to such amendment), and the other provisions of this Article VI.

SECTION 2. Insurance, Contracts and Funding. The Corporation may purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Corporation or of any Covered Entity against any expenses, judgments, fines and amounts paid in settlement as specified in Section 1 of this Article VI or incurred by any such director, officer, employee or agent in connection with any Proceeding referred to in Section 1 of this Article VI, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any director, officer, employee or agent of the Corporation or of any Covered Entity in furtherance of the provisions of this Article VI and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided or authorized in this Article VI.

SECTION 3. Indemnification Not Exclusive Right. The right of indemnification provided in this Article VI shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled, and the provisions of this Article VI shall inure to the benefit of the heirs and legal representatives of any Indemnitee under this Article VI and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VI, whether arising from acts or omissions occurring before or after such adoption.

SECTION 4. Advancement of Expenses; Procedures; Presumptions and Effect of Certain Proceedings; Remedies. In furtherance, but not in limitation of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to advancement of expenses and the right to indemnification under this Article VI:

(a) Advancement of Expenses. All reasonable expenses (including attorneys' fees) incurred by or on behalf of the Indemnitee in connection with any Proceeding shall be advanced to the Indemnitee by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if ultimately it should be determined that the Indemnitee is not entitled to be indemnified against such expenses pursuant to this Article VI.

(b) Procedure for Determination of Entitlement to Indemnification.

(i) To obtain indemnification under this Article VI, an Indemnitee shall submit to the Secretary a written request, including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the "Supporting Documentation"). The determination of the Indemnitee's entitlement to indemnification shall be made not later than 60 days after receipt by the Corporation of the written request for indemnification together with the Supporting Documentation. The Secretary shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.

(ii) The Indemnitee's entitlement to indemnification under this Article VI shall be determined in one of the following ways: (A) by a majority vote of the Disinterested Directors (as hereinafter defined in Section 4(e) of this Article VI), whether or not they constitute a quorum of the Board, or by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors; (B) by a written opinion of Independent Counsel (as hereinafter defined in Section 4(e) of this Article VI) if (x) a Change in Control shall have occurred and the Indemnitee so requests or (y) there are no Disinterested Directors or a majority of such Disinterested Directors so directs; (C) by the stockholders of the Corporation; or (D) as provided in Section 4(c) of this Article VI.

(iii) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 4(b)(ii) of this Article VI, a majority of the Disinterested Directors shall select the Independent Counsel, but only an Independent Counsel to which the Indemnitee does not reasonably object; provided, however, that if a Change in Control shall have occurred, the Indemnitee shall select such Independent Counsel, but only an Independent Counsel to which a majority of the Disinterested Directors does not reasonably object.

(c) Presumptions and Effect of Certain Proceedings. Except as otherwise expressly provided in this Article VI, if a Change in Control shall have occurred, the Indemnitee shall be presumed to be entitled to indemnification under this Article VI (with respect to actions or omissions occurring prior to such Change in Control) upon submission of a request for indemnification together with the Supporting Documentation in accordance with Section 4(b)(i) of this Article VI, and thereafter the Corporation shall have the burden of proof to overcome that presumption in reaching a contrary determination. In any event, if the person or persons empowered under Section 4(b) of this Article VI to determine entitlement to indemnification shall not have been appointed or shall not have made a determination within 60 days after receipt by the Corporation of the request therefor, together with the Supporting Documentation, the Indemnitee shall be deemed to be, and shall be, entitled to indemnification unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. The termination of any Proceeding described in Section 1 of this Article VI, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Indemnitee to indemnification or create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal proceeding, that the Indemnitee had reasonable cause to believe that such conduct was unlawful.

(d) Remedies of Indemnitee. (i) In the event that a determination is made pursuant to Section 4(b) of this Article VI that the Indemnitee is not entitled to indemnification under this Article VI, (A) the Indemnitee shall be entitled to seek an adjudication of entitlement to such indemnification either, at the Indemnitee's sole option, in (x) an appropriate court of the State of Delaware or any other court of competent jurisdiction or (y) an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association; (B) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination; and (C) if a Change in Control shall have occurred, in any such judicial proceeding or arbitration, the Corporation shall have the burden of proving that the Indemnitee is not entitled to indemnification under this Article VI (with respect to actions or omissions occurring prior to such Change in Control).

(ii) If a determination shall have been made or deemed to have been made, pursuant to Section 4(b) or (c) of this Article VI, that the Indemnitee is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within five days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. In the event that (X) advancement of expenses is not timely made pursuant to Section 4(a) of this Article VI or (Y) payment of indemnification is not made within five days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 4(b) or (c) of this Article VI, the Indemnitee shall be entitled to seek judicial enforcement of the Corporation's obligation to pay to the Indemnitee such advancement of expenses or indemnification. Notwithstanding the foregoing, the Corporation may bring an action, in an appropriate court in the State of Delaware or any other court of competent jurisdiction, contesting the right of the Indemnitee to receive indemnification hereunder due to the occurrence of an event described in sub-clause (A) or (B) of this clause (ii) (a "Disqualifying Event"); provided, however, that in any such action the Corporation shall have the burden of proving the occurrence of such Disqualifying Event.

(iii) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 4(d) that the procedures and presumptions of this Article VI are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article VI.

(iv) In the event that the Indemnitee, pursuant to this Section 4(d), seeks a judicial adjudication of or an award in arbitration to enforce rights under, or to recover damages for breach of, this Article VI, the Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any expenses actually and reasonably incurred by the Indemnitee if the Indemnitee prevails in such judicial adjudication or arbitration. If it shall be determined in such judicial adjudication or arbitration that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by the Indemnitee in connection with such judicial adjudication or arbitration shall be prorated accordingly.

(e) Definitions. For purposes of this Article VI:

(i) "Authorized Officer" means any one of the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Vice President or the Secretary of the Corporation.

(ii) "Change in Control" means the occurrence of any of the following: (w) any merger or consolidation of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation's Common Stock would be converted into cash, securities or other property, other than a merger of the Corporation in which the holders of the Corporation's Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (x) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Corporation, or the liquidation or dissolution of the Corporation or (y) individuals who would constitute a majority of the members of the Board elected at any meeting of stockholders or by written consent (without regard to any members of the Board elected pursuant to the terms of any series of Preferred Stock) shall be elected to the Board and the election or the nomination for election by the stockholders of such directors was not approved by a vote of at least two-thirds of the directors in office immediately prior to such election.

(iii) "Disinterested Director" means a director of the Corporation who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.

(iv) "Independent Counsel" means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent: (x) the Corporation or the Indemnitee in any matter material to either such party or (y) any other party to the Proceeding giving rise to a claim for indemnification under this Article VI. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of the State of Delaware, would have a conflict of interest in representing either the Corporation or the Indemnitee in an action to determine the Indemnitee's rights under this Article VI.

SECTION 5. Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or enforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 6. Indemnification of Employees Serving as Directors. The Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of directors and officers of the Corporation, shall indemnify any person who is or was an employee of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such employee is or was serving (a) as a director of a corporation in which the Corporation had at the time of such service, directly or indirectly, a 50% or greater equity interest (a "Subsidiary Director") or (b) at the written request of an Authorized Officer, as a director of another corporation in which the Corporation had at the time of such service, directly or indirectly, a less than 50% equity interest (or no equity interest at all) or in a capacity equivalent to that of a director for any partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) in which the Corporation has an interest (a "Requested Employee"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Subsidiary Director or Requested Employee in connection with such Proceeding. The Corporation may also advance expenses incurred by any such Subsidiary Director or Requested Employee in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of directors and officers of the Corporation.

SECTION 7. Indemnification of Employees and Agents. Notwithstanding any other provision or provisions of this Article VI, the Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of directors and officers of the Corporation, may indemnify any person other than a director or officer of the Corporation, a Subsidiary Director or a Requested Employee, who is or was an employee or agent of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or of a Covered Entity against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding. The Corporation may also advance expenses incurred by such employee or agent in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of directors and officers of the Corporation.

ARTICLE VII

Capital Stock

SECTION 1. Certificates for Shares. The shares of stock of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board, shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman of the Board and the Chief Executive Officer, or by any Vice President, and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

The stock ledger and blank share certificates shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

SECTION 2. Transfer of Shares. Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, however, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 3. Registered Stockholders and Addresses of Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person by mail directed to such person at such person's post office address, if any, as the same appears on the stock record books of the Corporation or at such person's last known post office address.

SECTION 4. Lost, Destroyed and Mutilated Certificates. The holder of any certificate representing any shares of stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of such certificate; the Corporation may issue to such holder a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction; the Board, or a committee designated thereby, or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 5. Regulations. The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of each class and series of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 6. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

SECTION 7. Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

ARTICLE VIII

Seal

The Board shall approve a suitable corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and shall be in the charge of the Secretary. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE IX

Fiscal Year

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE X

Waiver of Notice

Whenever any notice whatsoever is required to be given by these By-laws, by the Certificate or by law, the person entitled thereto may, either before or after the meeting or other matter in respect of which such notice is to be given, waive such notice in writing or as otherwise permitted by law, which shall be filed with or entered upon the records of the meeting or the records kept with respect to such other matter, as the case may be, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.

ARTICLE XI

Amendments

These By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by the stockholders or by the Board at any meeting thereof; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-laws is contained in the notice of such meeting of the stockholders or in the notice of such meeting of the Board and, in the latter case, such notice is given not less than twenty-four hours prior to the meeting. All such amendments must be approved by either the holders of a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, or by a majority of the Board.

ARTICLE XII

Miscellaneous

SECTION 1. Execution of Documents. The Board or any committee thereof shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and may authorize (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation referred to in the first sentence of this Section, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.

SECTION 2. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any committee thereof or any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee or in these By-laws shall select.

SECTION 3. Checks. All checks, drafts and other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board or of any committee thereof or by any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee thereof or as set forth in these By-laws.

SECTION 4. Proxies in Respect of Stock or Other Securities of Other Corporations. The Board or any committee thereof shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation or other entity, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights.

SECTION 5. Subject to Law and Certificate of Incorporation. All powers, duties and responsibilities provided for in these By-laws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate and applicable laws.